Exhibit 99.2

AMERICAS SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2018
DATED MARCH 4, 2019

Americas Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Cautionary Note to Investors in United States Regarding Resources and Reserves	1
Management’s Discussion and Analysis	2
Overview	2
Recent Developments and Operational Discussion	2
Results of Operations	9
Selected Annual Financial Information	12
Summary of Quarterly Results	13
Liquidity	13
Capital Resources	14
Off-Balance Sheet Arrangements	15
Transactions with Related Parties	15
Risk Factors	15
Significant Accounting Policies and Estimates	28
Financial Instruments	30
Capital Structure	30
Controls and Procedures	30
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	31

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Forward-Looking Statements

Statements contained in this MD&A that are not current or historical factual statements may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, the expected timing for the completion of the Pershing Gold Acquisition (as defined herein), including the receipt of CFIUS (as defined herein) approval in connection therewith, the ramp up of San Rafael mining operations, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration and development activities, the Company’s expected plans and strategy in connection with the San Felipe Project, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending disputes or litigation, negotiations or regulatory investigations are or involve forward-looking statements. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This MD&A and its appendices, including those set out under “Risk Factors” in this MD&A, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A and its appendices describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this MD&A and its appendices, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable securities laws. The Company has made a number of assumptions in making forward-looking statements in this MD&A and its appendices.

The list above is not exhaustive of the factors that may affect the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward‑looking statements.

Cautionary Note to Investors in the United States Regarding Resources and Reserves

The technical information in this MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves (“Mineral Reserves” or “Reserves”) used in NI 43-101 differ from the definitions in the U.S. Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in certain specific cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Silver Corporation (“Americas Silver” or the “Company”) constitutes management’s review of the Company’s financial and operating performance for the year ended December 31, 2018, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated March 4, 2019 and should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the years ended December 31, 2018 and 2017. The audited consolidated financial statements for the years ended December 31, 2018 and 2017 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company including the Company’s most recent Annual Information Form are available on SEDAR at www.sedar.com and on the Company’s website at www.americassilvercorp.com  The content of Americas Silver’s website and information accessible through the website do not form part of this MD&A.

In this report, the management of the Company presents operating highlights for the year ended December 31, 2018 compared to the year ended December 31, 2017 as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on the average silver, zinc, lead and copper realized metal prices during each respective period, except as otherwise noted.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about the Company’s future financial condition, results of operations and business. See page 1 of this report for more information on forward-looking statements.

The Company was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas.

Overview

The Company has operations in two of the world's leading silver regions: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Sinaloa, Mexico, the Company operates the 100%-owned, producing, San Rafael silver-zinc-lead mine (“San Rafael”) after declaring commercial production in December 2017. Prior to that time, it operated the 100%-owned Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known deposits, past-producing mines, and prospects including the Zone 120 silver-copper-gold deposit and the El Cajón silver-copper deposit (“El Cajón”). These properties are located in close proximity to the Los Braceros processing plant.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur mine has been put on care and maintenance pending an improvement in the silver price.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company’s current strategy is focused on extending the mine life of its current assets through exploration, optimizing the recently developed San Rafael mine, and charting a path to profitability at Galena. Exploration will continue evaluating early stage targets with an emphasis on the Cosalá District, and prospective areas near existing infrastructure at the Galena Complex.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally.  The head office of the Company is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Fiscal 2018 Summary

•	Production of 6.3 million consolidated silver equivalent ounces, an increase of 32% year-over-year, including 1.4 million consolidated silver ounces.
•	Revenue of $68.4 million and net loss of $10.7 million for the year or ($0.25) per share, an increase in revenue of 26% and an increase in net loss of 208% compared to fiscal 2017.
•
The Company entered into a definitive agreement with Pershing Gold Corporation (“Pershing Gold”) to complete a business combination on September 28, 2018 (the “Pershing Gold Acquisition”) with subsequent approval of the transaction by the respective shareholders of both companies on January 9, 2019. The Pershing Gold Acquisition is currently waiting on approval by the Committee on Foreign Investment in the United States (“CFIUS”).

•	Consolidated zinc production of 34.2 million pounds and lead production of 30.5 million pounds, increases of 194% and 20%, respectively.
•	Realized prices on sales of silver, zinc and lead decreased by 9%, 1%, and 4%, respectively, during the year compared to fiscal 2017.
•
Cost of sales of $8.29/oz. equivalent silver, by-product cash cost[1] of negative ($0.63/oz.) silver, all-in sustaining cost[1] of $9.80/oz. silver for the year, representing year-over-year decreases of 18%, 107%, and 26%, respectively.

•	San Rafael achieved its goal of sustaining a milling rate of over 1,700 tonnes per operating day.
•	Galena Complex production was negatively impacted by two separate issues at its No.3 Shaft that inhibited normal hoisting for approximately 27 days in total.
•
Updated the estimate of mineral reserves and resources with an effective date of June 30, 2018, highlighted by a consolidated silver inventory containing 26 million ounces of proven and probable reserves, 70 million ounces of measured and indicated resources, and 28 million ounces of inferred resources.

•	The Company had a cash balance of $3.5 million and working capital balance of $6.4 million as at December 31, 2018.

1 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Consolidated Operations

Overall 2018 was a successful operating year for Americas Silver with consolidated silver equivalent production of approximately 6.3 million ounces compared to production of 4.7 million ounces during 2017, an increase of 32%, despite hoisting issues experienced at the Galena Complex. The significant increase in consolidated silver equivalent production was primarily due to the 190% greater zinc and 125% greater lead production, a result of the San Rafael mine enjoying its first full year of operation after declaring commercial production in December 2017.  The Los Braceros processing plant reached a performance milestone by sustaining a milling rate of over 1,700 tonnes per operating day by the end of the third quarter of the year, with increased milling rates continuing into the first quarter of 2019.

Metal prices began 2018 well with consistent levels of precious metals and increasing base metal prices but came off sharply late in the first half of 2018 and maintained lower levels through the second half of 2018 as the impact of U.S./Chinese trade discussions were felt widely across markets. Year-over-year, the silver spot price decreased from an average of $17.04 per ounce in 2017 to an average of $15.71 per ounce in 2018. Additionally, the market prices for the Company’s zinc and lead by-product metals also decreased year-over-year similarly influenced by international trade uncertainty. The zinc spot price decreased to $1.14 per pound by the end of 2018 after starting the fiscal year at $1.53 per pound, while lead spot price decreased to $0.91 per pound by the end of 2018 after starting the fiscal year at $1.15 per pound. The decrease in metal prices was the primary driver of the Company’s cash balance decreasing to $3.5 million at the end 2018 despite the significant increase in silver equivalent production from San Rafael offset by lower production from the Galena Complex due to hoisting issues.

Consolidated silver production was 1.4 million silver ounces compared to 2.1 million silver ounces, a decrease of 31% over fiscal 2017. The reduced silver production was due to mine sequencing at San Rafael as the initial development extracted ore from an area of mineralization close to the mine’s portal that contained 57% lower average silver grades of 47 g/t in 2018 compared to the 110 g/t average silver grade of estimated proven and probable reserves for the deposit. The San Rafael mine continued advancing underground development into the Main Zone during 2018 in order to prepare the mine for 2019 production with targeted silver grades of approximately 60 g/t with further increases expected in the silver grade in 2020 and beyond.

As previously discussed by the Company, the strong silver equivalent production from Cosalá was tempered by reduced mill throughput at the Cosalá Operations due to an unplanned mill repair lasting approximately 10 days, in addition to approximately 120 hours of lost operating time at the process plant due to periodic power outages stemming from delivery problems originating with the electricity provider. Additionally, the Galena Complex milled tonnage was lower as production was negatively impacted by two separate issues at its No.3 Shaft that inhibited normal hoisting for approximately 27 days in total.

In 2018, consolidated costs of sales were $8.29/oz. equivalent silver, by-product cash costs were negative ($0.63/oz.) silver, and all-in sustaining costs were $9.80/oz. silver, representing year-over-year decreases of 18%, 107%, and 26%, respectively. The improvement in cash costs was primarily a result of the significant increase in zinc and lead production compared to 2017 discussed above, offset by decreases in the realized prices for zinc and lead during the year.

On September 28, 2018, the Company entered into a definitive agreement to complete a the Pershing Gold Acquisition. The Pershing Gold Acquisition will add an attractive gold-silver development project in Nevada with significant precious metal growth to the Company’s production profile. Under the terms of the Pershing Gold Acquisition, shareholders of Pershing Gold will receive 0.715 common shares of the Company for each outstanding Pershing Gold common shares held. On January 9, 2019, the Company and Pershing Gold announced their respective shareholders provided the requisite approvals for the Pershing Gold Acquisition. The Pershing Gold Acquisition is currently waiting on approval by CFIUS. In anticipation of the closing of the Pershing Gold Acquisition, discussions are proceeding with parties interested in providing financing for the development of the Relief Canyon Mine. Details on the Pershing Gold Acquisition can be found on the Company’s website at www.americassilvercorp.com. The content of Americas Silver’s website and information accessible through the website do not form part of this MD&A.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

In connection with the proposed Pershing Gold Acquisition, the Company entered into a short-term, secured, convertible loan agreement with Pierre Lassonde and two other lenders for C$5.5 million with interest payable at 15% per annum. The net proceeds of this loan are being used by the Company to fund a $4.0 million short-term secured first lien convertible loan to Pershing Gold with interest payable at 16% per annum to address Pershing Gold’s near-term working capital requirements.

On October 11, 2018, the Company updated mineral reserve and resource estimates for the Cosalá Operations and Galena Complex with an effective date of June 30, 2018. The estimate includes the San Felipe property located in Sonora, Mexico on which the Company holds an option. The estimated silver inventory contained 26 million ounces of proven and probable reserves, a decrease of 2 million ounces or 9%, and 70 million ounces of measured and indicated resources, an increase of 12 million ounces or 21%.  Total silver contained in the inferred category decreased by 23% to 28.3 million ounces primarily due to resource conversion at Zone 120 and adoption of stricter estimation parameters at Galena offset by the inclusion of 3.1 million ounces from the San Felipe Project. Following the announced business combination with Pershing Gold, the Company is reviewing its strategic options for the San Felipe Project and has classified it as a current asset as at year end.

Drilling completed in early 2018 at the Company’s Zone 120 deposit improved the confidence and understanding of the deposit.  The estimated indicated resource increased to 2.7 million tonnes grading 186 g/t silver and 0.46% copper for 16.2 million contained silver ounces or 3.7 million ounces more than the previous estimate, an improvement of approximately 30%, or 0.6 million tonnes and 3.7 million ounces. The Company is currently assessing the economic viability of the development of the project following exhaustion of the San Rafael deposit. The future development of the project is expected to require low initial capital expenditure given the proximity of the deposit to existing and planned infrastructure at San Rafael. The assessment will also benefit from the knowledge attained from the Company’s recent development and ongoing mining at San Rafael.

Mineral reserve and resource estimates and exploration results from the 2018 drill programs can be found on the Company’s website at www.americassilvercorp.com. The content of Americas Silver’s website and information accessible through the website do not form part of this MD&A.

A subsidiary of the Company was party, with the United Steel Workers Union, to a collective bargaining agreement that covers all of the hourly employees at the Galena Complex with a term from June 29, 2014 to June 28, 2017. Effective August 29, 2018, union membership at the Galena Complex ratified a collective bargaining agreement between a subsidiary of the Company and the United Steel Workers Union.  The agreement runs until August 28, 2022 and covers substantially all of the operation’s hourly employees.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Consolidated Results and Developments

	Fiscal Year Ended December 31,
	2018	2017
Revenues ($ M)	$68.4	$54.3
Silver Produced (oz)	1,417,537	2,056,017
Zinc Produced (lbs)	34,219,472	11,623,138
Lead Produced (lbs)	30,466,799	25,392,619
Copper Produced (lbs)	-	1,167,401
Total Silver Equivalent Produced (oz)[1]	6,286,531	4,746,387
Cost of Sales/Ag Eq Oz Produced ($/oz)[3]	$8.29	$10.13
Cash Cost/Ag Oz Produced ($/oz)[2,3]	$(0.63)	$9.45
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2,3]	$9.80	$13.29
Net Loss ($ M)	$(10.7)	$(3.5)
Comprehensive Loss ($ M)	$(9.9)	$(4.3)

[1]	Throughout this MD&A, silver equivalent production was calculated based on average silver, zinc, lead and copper realized prices during each respective period.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
[3]
Calculation excludes pre-production of 50,490 silver ounces and 435,323 silver equivalent ounces mined from San Rafael during its commissioning period. It also excludes pre-production of 245,391 silver ounces and 360,530 silver equivalent ounces mined in 2017 from El Cajón during its commissioning period. Pre-production revenue and cost of sales from San Rafael and El Cajón are capitalized as an offset to development costs.

During 2018, the Company produced 6,286,531 silver equivalent ounces, including 1,417,537 ounces of silver, at cost of sales of $8.29/oz. equivalent silver, by-product cash cost of negative ($0.63/oz.) silver, and all-in sustaining cost of $9.80/oz. silver. These results compare to 4,746,387 silver equivalent ounces, including 2,056,017 ounces of silver, at cost of sales of $10.13/oz. equivalent silver, by-product cash cost of $9.45/oz. silver, and all-in sustaining cost of $13.29/oz. silver during 2017, a 32% increase in production of silver equivalent ounces, and a 31%, 18%, 107% and 26% decrease in production of silver ounces, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively.

As previously discussed, consolidated silver production during 2018 was lower by 31% compared to 2017. The decrease was the result of lower silver grade and metallurgical recovery at the Cosalá Operations, in addition to the previously announced production interruptions at the Galena mine. San Rafael will initially provide lower silver production compared to the previously mined deposits at the Cosalá Operations until mining sequences to the higher silver grade areas of the ore body later in 2020. The consolidated silver equivalent production increased by 32%, and the consolidated cash costs and all-in sustaining costs decreased by 107% and 26%, respectively, when compared to 2017, due to comparatively higher base metal grades generally present in the San Rafael deposit.

As a result of the increased silver equivalent production, revenues increased by $14.1 million or 26% from $54.3 million during 2017 to $68.4 million during 2018. However, net loss increased by $7.2 million from $3.5 million during 2017 to $10.7 million during 2018. Increase in net loss was primarily attributable to higher cost of sales from increased production, higher depletion and amortization, transaction costs, higher write-down of assets, a contingency related to value added taxes, and higher income tax expense, offset by higher net revenue from increased silver equivalent production at lower realized prices, a gain on the disposal of assets, and gains on derivative instruments. The Company generated cash from operating activities before non-cash working capital items of $7.0 million during 2018 compared to $5.5 million during 2017. These variances are further discussed in the following sections.

In March 2017, the Company entered into an option acquisition agreement with Santacruz Silver Mining Ltd. (“Santacruz”) to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option for $5 million plus an initial option payment for $2 million was paid to Santacruz and Hochschild, respectively, with cash on hand by the Company in March 2017 while the final option payment of $8 million was payable to Hochschild on or before December 15, 2017. On December 1, 2017, the final option payment of $8 million, plus applicable VAT, was amended to become option payments of $0.5 million paid on January 1, 2018, $0.5 million paid on April 1, 2018, $1.0 million paid on July 1, 2018, with the remaining balance of $6 million payable on or before December 31, 2018. On December 15, 2018, the remaining option payment of $6 million, plus applicable VAT, was amended to become eight quarterly option payments of $0.75 million due and payable following the end of first quarter 2019, subject to satisfaction of certain conditions. As consideration for the amendment, the Company issued common shares valued at $0.6 million to Hochschild subsequent to year-end. Following the announced Pershing Gold Acquisition transaction, the Company is reviewing its strategic options for the San Felipe Project and has classified it as an asset held-for-sale as at year end.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Cosalá Operations

	Fiscal Year Ended December 31,
	2018	2017
Tonnes Milled	544,472	526,726
Silver Grade (g/t)	47	66
Zinc Grade (%)[1]	3.65	1.66
Lead Grade (%)[1]	1.50	0.82
Copper Grade (%)[1]	-	0.17
Silver Recovery (%)	54.1	82.5
Zinc Recovery (%)	78.1	76.6
Lead Recovery (%)	71.5	75.1
Copper Recovery (%)	-	68.6
Silver Produced (oz)	448,150	920,806
Zinc Produced (lbs)	34,219,472	11,623,138
Lead Produced (lbs)	12,865,832	5,616,905
Copper Produced (lbs)	-	1,167,401
Total Silver Equivalent Produced (oz)	4,165,326	2,386,135
Silver Sold (oz)	438,568	912,983
Zinc Sold (lbs)	33,714,154	10,919,556
Lead Sold (lbs)	12,695,880	5,351,596
Copper Sold (lbs)	-	1,144,385
Realized Silver Price ($/oz)	$15.45	$17.11
Realized Zinc Price ($/lb)	$1.32	$1.33
Realized Lead Price ($/lb)	$1.01	$1.07
Realized Copper Price ($/lb)	-	$2.79
Cost of Sales/Ag Eq Oz Produced ($/oz)[3]	$5.59	$6.41
Cash Cost/Ag Oz Produced ($/oz)[2,3]	$(37.95)	$(0.13)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2,3]	$(19.66)	$0.57

[1]	Zinc and lead grades only refer to grades from silver-zinc-lead-copper and silver-zinc-lead ores, and copper grades only refer to grades from silver-zinc-lead-copper and silver-copper ores.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
[3]
Calculation excludes pre-production of 50,490 silver ounces and 435,323 silver equivalent ounces mined from San Rafael during its commissioning period. It also excludes pre-production of 245,391 silver ounces and 360,530 silver equivalent ounces mined in 2017 from El Cajón during its commissioning period. Pre-production revenue and cost of sales from San Rafael and El Cajón are capitalized as an offset to development costs.

The Cosalá Operations processed 544,472 tonnes of ore at an average grade of 47 g/t of silver to produce 448,150 ounces of silver at cost of sales of $5.59/oz. equivalent silver, by-product cash cost of negative ($37.95/oz.) silver, and all-in sustaining cost of negative ($19.66/oz.). silver during 2018. These results compare to 526,726 tonnes of ore at an average grade of 66 g/t of silver to produce 920,806 ounces of silver at cost of sales of $6.41/oz. equivalent silver, by-product cash cost of negative ($0.13/oz.) silver, and all-in sustaining cost of $0.57/oz. silver during 2017, a 3% increase in tonnes of ore milled, a 51%, and 13% decrease in ounces of silver produced, and cost of sales per equivalent silver ounce, respectively, and significant decreases in by-product cash cost per ounce and all-in sustaining cost per ounce by well above 100%. Silver equivalent production at Cosalá increased to 4,165,326 ounces from 2,386,135 ounces due to the production of 34.2 million pounds of zinc and 12.9 million pounds of lead, increases of 194% and 129%, respectively. Silver recovery to concentrate was 54.1% in 2018 (2017 – 82.5%).

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

The Cosalá Operations had a significant increase in silver equivalent production as well as a significant reduction in cash costs and all-in sustaining costs during 2018, primarily due to the by-product metal production from zinc and lead during the period, which increased by 194% and 129%, respectively, when compared to 2017. Silver production during 2018 from the Cosalá Operations was 51% lower compared to 2017 as the Company completed its first year of operations from its new San Rafael mine after declaring commercial production in December 2017 after winding down operations at Nuestra Señora during fiscal 2017. San Rafael will initially produce ore containing lower silver grade and higher base metal grades compared to the previously producing Nuestra Señora mine. The initial development in the San Rafael ore body was in an area closest to the portal where the silver grade is less than half of the reserve silver grade.

Realized silver price of $15.45/oz. for 2018 (2017 – $17.11/oz.) is comparable to the average London silver spot price of $15.71/oz. for 2018 (2017 – $17.04/oz.). Realized silver price is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Galena Complex

	Fiscal Year Ended December 31,
	2018	2017
Tonnes Milled	140,680	163,772
Silver Grade (g/t)	226	227
Lead Grade (%)	6.19	6.02
Silver Recovery (%)	94.7	95.0
Lead Recovery (%)	91.7	90.9
Silver Produced (oz)	969,387	1,135,211
Lead Produced (lbs)	17,600,967	19,775,714
Total Silver Equivalent Produced (oz)	2,121,205	2,360,252
Silver Sold (oz)	986,177	1,143,139
Lead Sold (lbs)	17,924,273	19,792,596
Realized Silver Price ($/oz)	$15.74	$17.11
Realized Lead Price ($/lb)	$1.02	$1.06
Cost of Sales/Ag Eq Oz Produced ($/oz)	$13.59	$12.64
Cash Cost/Ag Oz Produced ($/oz)[1]	$16.63	$14.73
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$23.42	$20.30

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

The Galena Complex processed 140,680 tonnes of ore at an average grade of 226 g/t of silver to produce 969,387 ounces of silver at cost of sales of $13.59/oz. equivalent silver, by-product cash cost of $16.63/oz. silver, and all-in sustaining cost of $23.42/oz. silver during 2018, compared to 163,772 tonnes of ore at an average grade of 227 g/t of silver to produce 1,135,211 ounces of silver at cost of sales of $12.64/oz. equivalent silver, by-product cash cost of $14.73/oz. silver, and all-in sustaining cost of $20.30/oz. silver during 2017, a 14% and 15% decrease in tonnes of ore milled and ounces of silver produced, respectively, and a 7%, 13% and 15% increase in cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively.

Despite maintaining or improving silver and lead grades and recoveries, tonnes milled and production at the Galena Complex was negatively impacted by two issues affecting the No.3 Shaft as previously announced: a 10-day suspension of hoisting in late April to allow the repair of steel sets in the shaft, and a 17-day shutdown of the hoist in June to address a mechanical failure in the brake mechanism. The Complex was temporarily considered to be on care and maintenance for the 17-day shutdown as repairs were performed with certain costs excluded from the cash costs and all-in sustaining costs calculations. Repairs were completed by the end of June 2018.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Realized silver price of $15.74/oz. for 2018 (2017 – $17.11/oz.) is comparable to the average London silver spot price of $15.71/oz. for 2017 (2017 – $17.04/oz.). The realized silver price decreased by 8% from 2017 to 2018. Realized silver price is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Guidance

The Company’s guidance for 2019 is production off 1.6 - 2.0 million silver ounces and 6.6 - 7.0 million silver equivalent ounces at cost of sales of $8.00 to $10.00 per ounce equivalent silver, cash costs of $4.00 to $6.00 per ounce silver, and all-in sustaining costs of $10.00 to $12.00 per ounce silver, including budgeted capital of $10 - $11 million. The Company assumed $14.50 per ounce silver, $1.15 per pound zinc, $0.90 per pound lead, and an exchange rate of 19 Mexican pesos to U.S. dollar for these guidance estimates.

The increase in silver production is due to greater expected mill throughput at San Rafael now that the initial ramp up in 2018 has been completed. The increase in cash cost and all-in sustaining cost per ounce is due to the lower assumed metal prices affecting estimated by-product metal revenue from the San Rafael and Galena mines. This guidance is supported by estimated zinc production of approximately 36-40 million lbs. and estimated lead production of 34-38 million lbs. in 2019. The Company’s consolidated exploration budget for fiscal 2019 is $1.5 million. This guidance excludes construction capital related to Pershing Gold’s Relief Canyon Mine. The Company intends to update guidance to include this capital after the close of the Pershing Gold Acquisition.

Results of Operations

Analysis of the year ended December 31, 2018 vs. the year ended December 31, 2017

The Company recorded a net loss of $10.7 million for the year ended December 31, 2018 compared to net loss of $3.5 million for the year ended December 31, 2017. The increase in net loss was primarily attributable to higher cost of sales from increased production ($12.1 million), higher depletion and amortization ($3.9 million), transaction costs ($0.9 million), higher write-down of assets ($3.6 million), contingency on value added taxes ($1.0 million), and higher income tax expense ($1.1 million), offset by higher net revenue from increased silver equivalent production at lower realized prices ($14.1 million), gain on the disposal of assets ($0.9 million), and gain on derivative instruments ($0.9 million), each of which are described in more detail below.

Revenues increased by $14.1 million from $54.3 million for the year ended December 31, 2017 to $68.4 million for the year ended December 31, 2018. The increase is primarily due to an increase in zinc and lead revenues of approximately $20 million from the San Rafael mine during the year compared to 2017 when revenue recognized solely from production from the last months of operations at the lower-grade Nuestra Señora mine, less $5.9 million in decreased revenues due to a decrease in silver production and sales at the Galena Complex from resolved issues affecting the No.3 Shaft during the year. Revenue was impacted by negative provisional pricing adjustments of $2.8 million (2017 – positive $1.6 million) during the year due to the decrease in metal prices in the second half of 2018.

Cost of Sales increased by $12.1 million from $40.0 million for the year ended December 31, 2017 to $52.1 million for the year ended December 31, 2018. The increase is primarily due to a $13.1 million increase in cost of sales from the Cosalá Operations. In 2017, development costs, net of pre-production revenues related to San Rafael and El Cajón were capitalized to fixed assets instead of expensed as cost of sales. This increase was offset by a $1.0 million decrease in cost of sales from the Galena Complex from challenges affecting the No.3 Shaft negatively impacting production during the year and its classification as care and maintenance during part of that period.

Depletion and amortization increased by $3.9 million from $6.7 million for the year ended December 31, 2017 to $10.6 million for the year ended December 31, 2018. The increase is primarily due to declaration of San Rafael commercial production in December 2017 resulting in the depletion of its mining interests during the full year of 2018. With this declaration, the Company transferred $6.4 million of deferred development costs and $25.2 million of historical carrying value related to San Rafael to mining interests and began amortizing these costs based on the Company’s depletion and amortization policies.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Transaction costs of $0.9 million were incurred for the year ended December 31, 2018 primarily related to the Pershing Gold Acquisition.

Gain on disposal of assets of $0.9 million was recognized for the year ended December 31, 2018 primarily due to proceeds received through an insurance claim for equipment damaged from mining operations during fiscal 2017.

Gain on derivative instruments of $0.9 million was recognized for the year ended December 31, 2018 primarily due to the gains recognized from foreign exchange and commodity forward contracts related to by-product metal production during the year.

Write-down of assets increased by $3.6 million from $0.2 million for the year ended December 31, 2017 to $3.8 million for the year ended December 31, 2018. The increase is primarily due to a write-down of the San Felipe property purchase option and its classification as an asset held-for-sale at the end of the year.

Contingency on value added taxes of $1.0 million was accrued for the year ended December 31, 2018 due to a probable obligation for the disallowance of value added taxes associated with a 2010 Mexican tax reassessment.

Income tax expense increased by $1.1 million from a $0.4 million recovery for the year ended December 31, 2017 to a $0.7 million expense for the year ended December 31, 2018. The increase is primarily due to current and deferred income taxes recognized on a 7.5% mining royalty from the Cosalá Operations for the Mexican government.

Analysis of the three months ended December 31, 2018 vs. the three months ended December 31, 2017

The Company recorded a net loss of $6.8 million for the three months ended December 31, 2018 compared to net loss of $1.4 million for the three months ended December 31, 2017. The increase in net loss was primarily attributable to higher cost of sales from increased production ($4.5 million), higher depletion and amortization ($2.6 million), transaction costs ($0.9 million), higher write-down of assets ($3.5 million), contingency on value added taxes ($0.9 million), and higher income tax expense ($1.2 million), partially offset by higher net revenue from increased silver equivalent production at lower realized prices ($6.8 million), each of which are described in more detail below. Adjusting for the noted transaction costs, the asset write-down, and the tax contingency referenced above, the net loss for the three months ended December 31, 2018 would have been $1.3 million compared to net loss of $1.4 million for the three months ended December 31, 2017.

Revenues increased by $6.8 million from $12.1 million for the three months ended December 31, 2017 to $18.9 million for the three months ended December 31, 2018. The increase is primarily due to an increase in zinc and lead revenues of approximately $7.9 million from the San Rafael mine during the period compared to Q4-2017 when production was winding down at the lower-grade Nuestra Señora mine, less $1.1 million in decreased revenues due to a decrease in silver and lead production and sales at the Galena Complex during the period. Revenue was impacted by positive provisional pricing adjustments of $0.7 million (2017 – negative $0.8 million) during the quarter.

Cost of Sales increased by $4.5 million from $9.7 million for the three months ended December 31, 2017 to $14.2 million for the three months ended December 31, 2018. The increase is primarily due to the timing of commercial production at San Rafael in December 2017. Until commercial production, development costs and any pre-production revenues were capitalized to fixed assets instead of expensed as cost of sales. In Q4-2017, Nuestra Señora was still operating though with lower levels of mining activity as the mine wound down operations toward closure.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Depletion and amortization increased by $2.6 million from $0.9 million for the three months ended December 31, 2017 to $3.5 million for the three months ended December 31, 2018. The increase is primarily due to declaration of San Rafael commercial production in December 2017 resulting in the depletion of its mining interests during the full quarter. With this declaration, the Company transferred $6.4 million of deferred development costs and $25.2 million of historical carrying value related to San Rafael to mining interests and began amortizing these costs based on the Company’s depletion and amortization policies.

Transaction costs of $0.9 million were incurred for the three months ended December 31, 2018 primarily related to the Pershing Gold Acquisition.

Write-down of assets increased by $3.5 million from $0.2 million for the three months ended December 31, 2017 to $3.7 million for the three months ended December 31, 2018. The increase is primarily due to a write-down of the San Felipe property purchase option classified as an asset held-for-sale at the end of the quarter.

Contingency on value added taxes of $0.9 million was accrued for the three months ended December 31, 2018 due to a probable obligation for the disallowance of value added taxes related to a Mexican tax reassessment.

Income tax expense increased by $1.2 million from a $0.5 million recovery for the three months ended December 31, 2017 to a $0.7 million expense for the three months ended December 31, 2018. The increase is primarily due to current and deferred income taxes recognized on a 7.5% mining royalty from the Cosalá Operations for the Mexican government.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Selected Annual Financial Information

Fiscal Year Ended December 31	2018	2017	2016
Revenues ($ M)	$68.4	$54.3	$58.9
Net Loss ($ M)	(10.7)	(3.5)	(5.2)
Comprehensive Loss ($ M)	(9.9)	(4.3)	(4.7)

Net Loss per Common Share - Basic and Diluted	$(0.25)	$(0.09)	$(0.15)

Silver Produced (oz)	1,417,537	2,056,017	2,389,808
Zinc Produced (lbs)	34,219,472	11,623,138	10,488,773
Lead Produced (lbs)	30,466,799	25,392,619	29,067,673
Copper Produced (lbs)	-	1,167,401	1,058,250
Cost of Sales/Ag Eq Oz Produced ($/oz)	$8.29	$10.13	$9.86
Cash Cost/Ag Oz Produced ($/oz)[1]	$(0.63)	$9.45	$10.00
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$9.80	$13.29	$12.71

Cash ($ M)	$3.5	$9.3	$24.1
Receivables ($ M)	7.7	6.6	4.0
Inventories ($ M)	8.1	9.4	6.6

Property, Plant and Equipment ($ M)	$96.3	$100.3	$80.5

Current Assets ($ M)	$29.4	$26.2	$36.6
Current Liabilities ($ M)	23.0	14.4	16.5
Working Capital ($ M)	6.4	11.8	20.1

Total Assets ($ M)	$127.2	$126.8	$117.3
Total Liabilities ($ M)	43.0	38.8	30.1
Total Equity ($ M)	84.2	88.0	87.2

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaning ost per Ounce” section in this MD&A.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with December 31, 2018.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2018	2018	2018	2018	2017	2017	2017	2017
Revenues ($ M)	$18.9	$11.8	$17.3	$20.4	$12.1	$9.8	$17.2	$15.2
Net Income (Loss) ($ M)	(6.8)	(5.8)	1.4	0.5	(1.4)	(2.8)	0.9	(0.2)
Comprehensive Income (Loss) ($ M)	(6.2)	(5.8)	1.3	0.8	(1.8)	(2.9)	0.8	(0.5)

Silver Produced (oz)	395,294	323,497	301,711	397,035	409,545	564,833	557,892	523,747
Zinc Produced (lbs)	10,223,692	7,906,601	8,756,201	7,332,978	4,895,670	1,433,961	2,904,374	2,389,133
Lead Produced (lbs)	9,088,862	7,536,660	6,216,592	7,624,685	7,427,357	5,369,482	6,435,048	6,160,732
Copper Produced (lbs)	-	-	-	-	78,541	507,285	273,475	308,100
Cost of Sales/Ag Eq Oz Produced ($/oz)	$7.87	$9.08	$8.20	$8.14	$10.16	$9.17	$11.00	$9.93
Cash Cost/Ag Oz Produced ($/oz)[1]	$1.14	$4.95	$(6.15)	$(2.73)	$8.75	$12.61	$7.21	$9.89
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$11.78	$15.94	$5.40	$6.17	$14.20	$15.92	$10.65	$13.37

Current Assets (qtr. end) ($ M)	$29.4	$19.0	$25.8	$25.8	$26.2	$27.0	$29.9	$36.0
Current Liabilities (qtr. end) ($ M)	23.0	15.8	13.7	14.9	14.4	12.1	11.6	11.1
Working Capital (qtr. end) ($ M)	6.4	3.2	12.1	10.9	11.8	14.9	18.3	24.9

Total Assets (qtr. end) ($ M)	$127.2	$125.8	$130.5	$128.8	$126.8	$126.1	$127.7	$127.1
Total Liabilities (qtr. end) ($ M)	43.0	36.1	35.6	38.3	38.8	38.6	38.6	39.1
Total Equity (qtr. end) ($ M)	84.2	89.7	94.9	90.5	88.0	87.5	89.1	88.0

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaning ost per Ounce” section in this MD&A.

Liquidity

The change in cash since December 31, 2017 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2017	$9.3
Cash generated from operations	7.0
Expenditures on property, plant and equipment	(14.9)
Purchase of San Felipe property option	(2.0)
Bond on decommissioning costs	(0.4)
Repayments to pre-payment facility	(3.9)
Net financing from convertible loans	2.4
Proceeds from exercise of options and warrants	3.9
Increase in trade and other receivables	(1.0)
Change in inventories	1.2
Increase in prepaid expenses	(0.3)
Increase in trade and other payables	2.2
Closing cash balance as at December 31, 2018	$3.5

The Company’s cash balance decreased from $9.3 million to $3.5 million mainly due to $2.7 million on expensed exploration at the Company’s operations, expenditures of property, plant and equipment at both Cosalá Operations and Galena Complex, option payments on the San Felipe property, and repayments on outstanding pre-payment facility with Glencore, offset by proceeds received from exercise of options and warrants and net financing from convertible loans. Current liabilities as at December 31, 2018 were $23.0 million which is $8.6 million higher than at December 31, 2017 due to a $3.9 million increase in trade and other payables, $3.0 million convertible loans payable, and a $1.6 million increase in repayment obligations within one year on the outstanding pre-payment facility.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sales of non-core assets, private equity financing, sale of royalties on its properties, metal streaming arrangements, and the issuance of equity. The Company believes that it has sufficient cash flow to fund its 2019 operations and development and exploration plans while meeting production targets at current commodity price levels. In the longer term, as the Cosalá Operations and Galena Complex are optimized and the outlook for silver, zinc, and lead prices remain positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, long-term investments, trade and other payables, credit facilities, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers (See note 12 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2018). Although both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates, the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.7 million per year for each of the next 5 years.

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $17.2 million in 2018 and $26.7 million for the same period of 2017, of which $9.4 million was spent towards drilling and underground development costs, while $7.8 million was spent on purchase of property, plant and equipment. The Company expects funding of fiscal 2019 capital expenditures to be provided from internally-generated, operating cash flow from the San Rafael mine.

The following table sets out the Company’s contractual obligations as of December 31, 2018:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$14,345	$14,345	$-	$-	$-
Pre-payment facility	11,110	5,610	5,500	-	-
Interest on pre-payment facility	863	639	224	-	-
Convertible loans	4,032	4,032	-	-	-
Interest on convertible loans	300	300	-	-	-
Projected pension contributions	4,512	818	1,593	1,524	577
Decommissioning provision	5,258	50	618	-	4,590
Operating leases	1,055	261	505	289	-
Other long-term liabilities	689	-	212	-	477
Total	$42,164	$26,055	$8,652	$1,813	$5,644

1 - All leases can be cancelled upon proper notice periods by the Company.

2 - Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the year ended December 31, 2018.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the financial statements and in the other publicly filed documentation regarding the Company available at www.sedar.com, the reader should carefully consider the following information. Any of these risk elements could have material adverse effects on the business of the Company. See “Note 20 – Financial Risk Management” of the Company’s audited consolidated financial statements for the year ended December 31, 2018.

Risks Associated with Market Fluctuations in Commodity Prices

The majority of the Company’s revenue is derived from the sale of silver, zinc, lead and copper contained in concentrates. Fluctuations in the prices of these commodities represent one of the most significant factors affecting the Company’s results of operations and profitability. If the Company experiences low silver, zinc, lead and copper prices, it may result in decreased revenues and decreased net income, or losses, and may negatively affect the Company’s business.

The market price for silver, zinc, lead and copper continues to be volatile and is influenced by a number of factors, including, among others, levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments, improved mining and production methods, speculative trading activities, inventory carrying costs, availability and costs of metal substitutes, international economic and political conditions, interest rates and the relative exchange rate of the U.S. dollar with other major currencies.  The aggregate effect of such factors (all of which are beyond the control of the Company) is impossible to predict with any degree of accuracy, and as such, the Company can provide no assurances that it can effectively manage such factors. In addition, the price of silver, for example, has on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in silver and other commodity prices may materially adversely affect the Company’s financial performance or results of operations. The world market price of commodities has fluctuated during the last several years. Declining market prices for silver and other metals could have a material adverse effect on the Company’s results of operations and profitability. If the market price of silver and other commodities falls significantly from its current levels, the operation of the Company’s properties may be rendered uneconomic and such operation and exploitation may be suspended or delayed.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

In particular, if applicable commodity prices are depressed for a sustained period and net losses accumulate, the Company may be forced to suspend some or all of its mining until the price increases, and record asset impairment write-downs. Any lost revenues, continued or increased net losses, or asset impairment write-downs would adversely affect the Company’s results of operations.

The Company is Dependent on the Success of the San Rafael project at its Cosalá Operations and the Galena Complex which are both exposed to Operational Risks

The principal mineral projects of the Company are the San Rafael project at its Cosalá Operations and the Galena Complex. The Company is primarily dependent upon the success of these properties as sources of future revenue and profits. Commercial production and operations at San Rafael will require the commitment of resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated primarily with commercial production. In addition, the Company’s other mining operations, exploration and development will require the commitment of additional resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated with advancing exploration, development and commercial production. The amounts and timing of expenditures will depend on, among other things, the results of commercial production, the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations and other factors, many of which are beyond the Company’s control.

Substantial risks are associated with mining and milling operations. The Company’s commercial operations are subject to all the usual hazards and risks normally encountered in the exploration, development and production of silver, zinc, lead and copper, including, among other things: unusual and unexpected geologic formations, inclement weather conditions, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, catastrophic damage to property or loss of life, labour disruptions, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and legal liability. The Company will take appropriate precautions as are applicable to similar mining operations and in accordance with general industry standards to help mitigate such risks. However, the Company can provide no assurances that its precautions will actually succeed in mitigating, or even reducing the scope of potential exposure to, such operational risks.

Substantial efforts and compliance with regulatory requirements are required to establish mineral reserves through drilling and analysis, to develop metallurgical processes to extract metal and, in the case of development properties, to develop and construct the mining and processing facilities and infrastructure at any site chosen for mining. Shareholders cannot be assured that any reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

There can be no certainty that the Company’s exploration, development and production activities will be commercially successful.

Mineral Reserves and Resources, Development and Production

The estimation of ore reserves is imprecise and depends upon a number of subjective factors. Estimated ore reserves or production guidance may not be realized in actual production. The Company’s operating results may be negatively affected by inaccurate estimates.  Reserve estimates are a function of geological and engineering analyses that require the Company to make assumptions about production costs and the market price of silver and other metals. Reserve estimation is based on available data, which may be incomplete, and subject to engineering and geological interpretation, judgment and experience. Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies and the processing of new or different ore grades may cause a mining operation to be unprofitable in any particular accounting period. Should the Company encounter mineralization or geologic formations at any of its mines different from those predicted adjustments of reserve estimates might occur, which could alter mining plans.  Either of these alternatives may adversely affect the Company’s actual production and operating results.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

The mineral reserve and resource estimates contained or incorporated are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified reserve or resource will qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models and historical performance of its processing plant to project estimated ultimate recoveries by ore type at optimal grind sizes. Actual recoveries in a commercial mining operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations and there can be no assurance that historical performance of the process plant will continue in the future. Material changes, inaccuracies or reductions in proven and probable reserves or resource estimates, grades, waste-to-ore ratios or recovery rates could have a materially adverse impact on the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged internal and expert independent technical consultants to advise it on, among other things, mineral resources and reserves, geotechnical, metallurgy and project engineering. The Company believes that these experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. If, however, the work conducted by, and the mineral resource and reserve estimates of these experts are ultimately found to be incorrect or inadequate in any material respect, such events could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company’s ability to sustain or increase present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated. Mineral exploration involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities and infrastructure at any site chosen for mining. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of positive technical and economic studies, issuance of necessary permits and receipt of adequate financing, which may be difficult to obtain on terms reasonably acceptable to the Company.

The Company’s future silver, zinc, lead and copper production may decline as a result of an exhaustion of reserves and possible closure of work areas. It is the Company’s business strategy to conduct silver exploration activities at the Company’s existing mining operations as well as at new exploration projects, and to acquire other mining properties and businesses or reserves that possess mineable ore reserves and are expected to become operational in the near future. However, the Company can provide no assurance that its future production will not decline. Accordingly, the Company’s revenues from the sale of concentrates may decline, which may have a material adverse effect on its results of operations.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Global Financial and Economic Conditions

The re-emergence of a global financial crisis or recession or reduced economic activity in the United States, China, India and other industrialized or developing countries, or disruption of key sectors of the economy such as oil and gas, may have a significant effect on the Company’s results of operations or may limit its ability to raise capital through credit and equity markets. The prices of the metals that the Company produces are affected by a number of factors, and it is unknown how these factors may be impacted by a global financial event or developments impacting major industrial or developing countries.  Additionally, global economic conditions may cause a long-term decrease in asset values. If such global volatility and market uncertainty were to continue, the Company’s operations and financial condition could be adversely impacted.

Government Regulation and Environmental Compliance

The Company is subject to significant governmental regulations, and costs and delays related to such regulations may have a material adverse effect on the Company’s business.

The Company’s mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labour standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to the Company’s business. The costs associated with compliance with such laws and regulations could be substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in the Company’s operations. The Company is often required to post surety bonds or cash collateral to secure its reclamation obligations and may be unable to obtain the required surety bonds or may not have the resources to provide cash collateral, and the bonds or collateral may not fully cover the cost of reclamation and any such shortfall could have a material adverse impact on its financial condition. Although the Company believes it is in substantial compliance with applicable laws and regulations, the Company can give no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on the Company’s business, financial condition or results of operations.

In the United States, some of the Company’s mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (the “EPA”) regulations governing hazardous waste under the Resource Conservation and Recovery Act (the “RCRA”).  If the exemption is altered and these wastes are designated as hazardous under the RCRA, the Company would be required to expend additional amounts on the handling of such wastes and may be required to make significant expenditures to construct or modify facilities for managing these wastes.  In addition, releases of hazardous substances from a mining facility causing contamination in or damage to the environment may result in liability under the Comprehensive Environmental Response, Compensation and Liability Act (the “CERCLA”).  Under the CERCLA, the Company may be jointly and severally liable for contamination at or originating from its facilities. Liability under the CERCLA may require the Company to undertake extensive remedial clean-up action or to pay for the government’s clean-up efforts. It can also lead to liability to state and tribal governments for natural resource damages. Additional regulations or requirements are also imposed upon the Company’s operations in Idaho under the federal Clean Water Act (the “CWA”).  Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Idaho.  Compliance with the CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on the Company’s operations.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

The Company’s mining operations are subject to regulations promulgated by government agencies from time to time.  Specifically, the Company’s activities at the Galena Complex are subject to regulation by the U.S. Department of Labor’s Mine Safety and Health Administration and related regulations under applicable legislation and the Company’s activities at the Cosalá Operations projects are subject to regulation by SEMARNAT (defined below), the environmental protection agency of Mexico.  Such regulations can result in citations and orders which can entail significant costs or production interruptions and have an adverse impact on the Company’s operations and profitability. SEMARNAT regulations require that an environmental impact statement, known in Mexico as MIA, be prepared by a third-party contractor for submittal to SEMARNAT.  Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts.  The Company must also provide proof of local community support for a project to gain final approval of the MIA.

In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and regulations, which involve significant costs and can entail significant delays. Such costs and delays could have an adverse impact on the Company’s operations.

In the ordinary course of business, the Company is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions, which often involves public hearings and costly undertakings. The duration and success of the Company’s efforts to obtain or renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or those of other mining companies that affect the environment, human health and safety.  Interested parties including governmental agencies and non-governmental organizations or civic groups may seek to prevent issuance of permits and intervene in the process or pursue extensive appeal rights. Past or ongoing violations of laws or regulations involving obtaining or complying with permits could provide a basis to revoke existing permits, deny the issuance of additional permits, or commence a regulatory enforcement action, each of which could have a material adverse impact on the Company’s operations or financial condition. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on the Company’s operations and profitability.

Legislative and regulatory measures to address climate change and greenhouse gas emissions are in various phases of consideration.  If adopted, such measures could increase the Company’s cost of environmental compliance and also delay or otherwise negatively affect efforts to obtain permits and other regulatory approvals with regard to existing and new facilities.  Proposed measures could also result in increased cost of fuel and other consumables used at the Company’s operations.  Climate change legislation or regulation may affect the Company’s customers and the market for the metals it produces with effects on prices that are not possible to predict.  Adoption of these or similar new environmental regulations or more stringent application of existing regulations may materially increase the Company’s costs, threaten certain operating activities and constrain its expansion opportunities.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Mining Property and Title Risks

Third parties may dispute the Company’s mining claims, which could result in losses affecting the Company’s business. The validity of unpatented mining claims, which constitute a significant portion of the Company’s property holdings in Idaho, is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to undeveloped properties, the Company, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of the Company’s mining claims could result in litigation, insurance claims, and potential losses affecting the Company’s business.

The validity of mining or exploration titles or claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims, will not be challenged or impugned by third parties. The Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

Surface Rights and Access

The Company has reached various agreements for surface rights and access with certain local groups, including ejidos for mining exploitation activities, including open pit mining, in the project area of Cosalá Norte. In addition, the Company currently has formal agreements for surface access with all ejidos on whose land its exploration activities are being performed. These agreements are valid for several years and are regularly reviewed in terms of the appropriate level of compensation for the level of work being carried out. The Nuestra Señora process facility is located on land previously purchased by the Company and is not exposed to disruptions by third party ownership claims.

For future activities, the Company will need to negotiate with ejido and non-ejido members, as a group and individually, to reach agreements for additional access and surface rights. Negotiations with ejidos can become time-consuming if demands for compensation become unreasonable. There can be no guarantee that the Company will be able to negotiate satisfactory agreements with any such existing members for such access and surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

Labour Relations, Employee Recruitment, Retention and Pension Funding

The Company may experience labour disputes, work stoppages or other disruptions in production that could adversely affect its operations.  The Company is dependent on its workforce at its material producing properties and mills. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at the site. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, competing labour unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business. Many of the Company’s employees at its operations are represented by a labour union under a collective labour agreement. The Company may not be able to satisfactorily renegotiate the collective labour agreement when it expires. In addition, the existing labour agreement may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on its earnings. A subsidiary of the Company is party, with the United Steel Workers Union, to a collective bargaining agreement that covers all of the hourly employees at the Galena Complex with a term from June 29, 2014 to June 28, 2017.  The parties have been in negotiations since June 2017 and in December, the Company issued its “last, best and final offer”. A failure to come to an agreement could impact the operations at the Galena Complex if there was a labour action that results in an interruption of operations.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

The Company also hires its employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws. The Company also purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico. Recruiting and retaining qualified personnel is critical to the Company’s success.  The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense.  As the Company’s business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel.  Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Company’s results of operations and profitability.  The Company strongly depends on the business and technical expertise of its small group of management and key personnel. There is little possibility that this dependence will decrease in the near term.  Key man life insurance is not in place on management and key personnel. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

The volatility in the equity markets over the last several years and other financial impacts have affected the Company’s costs and liquidity through increased requirements to fund the Company’s defined benefit pension plans for its employees. There can be no assurance that financial markets will sufficiently recover in the future with the effect of causing a corresponding reduction in the Company’s future pension funding requirements. Furthermore, there can be no assurance that unforeseen changes in pensioner longevity, government regulation or other financial market uncertainties will not cause pension funding requirements to differ from the requirements projected by professional actuaries. The Company intends to continue to fund its pension plan for hourly and salary employees of the Company pursuant to all relevant regulatory requirements.

Some of the Company’s Material Properties are Located in Mexico and are Subject to Changes in Political and Economic Conditions and Regulations in that Country

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company’s operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by the Mexican Department of Economy – Dirección General de Minas, Mexico’s Secretary of Environment and Natural Resources (“SEMARNAT”); the Mexican Mining Law; and the regulations of the Comisión Nacional del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or maintenance of its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. Mexico’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.  The Mexican Government is conducting a highly publicized crackdown on the drug cartels, resulting in a loss of lives. The operation has been unaffected by the conflict and is unlikely to be in the future. However, if the government’s actions lead to civil unrest, the situation could change.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on its Cosalá District properties, or in any other projects that the Company becomes involved with. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Community and Social

The Company’s relationship with the communities where it operates is critical to ensuring the future success of project development and future operations. Globally, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. There is no assurance that the Company will be able to appropriately manage community relations in a manner that will allow the Company to proceed with its plans to develop and operate its properties.

Certain non-governmental organizations, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Actions by such organizations could adversely affect the Company’s reputation and financial condition and may impact its relationship with the communities in which it operates. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on the Company. They may also file complaints with regulators and others. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator and may adversely affect the Company.

Substantially all of the Company’s Assets are Located Outside of Canada and this could have an Impact on Enforcement of Civil Liabilities Obtained in Canadian or U.S. Courts

We are a Canadian company. Some of our directors and executive officers live outside the United States. Some of the assets of our directors and executive officers and some of our assets are located outside the United States. As a result, it may be difficult or impossible to serve process on us or on such persons in the United States or to obtain or enforce judgments obtained in United States courts or Canadian courts against them or us based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Company is Subject to Currency Fluctuations that may Adversely Affect the Financial Position of the Company

One of the Company’s primary operations is located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. The Company maintains its principal office and raises its equity financings in Canada, maintains cash accounts in both U.S. dollars and Canadian dollars and has monetary assets and liabilities in Canadian dollars and Mexican pesos. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company. The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

Financing Risks

Should financing be sought in the future, there can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. In the event that cash flow from operations is insufficient, failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects and the possible loss of such properties. The Company has a limited history of earnings, has never paid a dividend, and does not anticipate paying dividends in the near future.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Risks Associated with Outstanding Debt

The Company’s ability to make scheduled payments of interest and principal on its outstanding indebtedness or refinance its debt obligations depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control.  There can be no assurance that the Company will generate sufficient cash flow from operating activities to make its scheduled repayments of principal, interest, and any applicable premiums.

The Company may be forced to pursue strategic alternatives such as reduce or delay capital expenditures, sell assets or operations, see additional capital or restructure or refinance its indebtedness. No assurances can be made that the Company would be able to take any of these actions, that these actions would be successful, or that these actions would be permitted under the terms of existing or future debt agreements.

If the Company cannot make scheduled payments on its debt, or comply with its covenants, it will be in default of such indebtedness and, as a result (i) holders of such debt could declare all outstanding principal and interest to be due and payable, (ii) the lenders under the credit facilities could terminate their commitments to lend the Company money, and (iii) the holders of the Company’s secured debt could realize upon the security to the borrowings.

The Company May Engage in Hedging Activities

From time to time, the Company may use certain derivative products to hedge or manage the risks associated with changes in the of prices zinc, lead, copper and the Mexican Peso. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by the Company designed to reduce the risk associated with changes price will be successful. Although hedging may protect the Company from an adverse price change, it may also prevent the Company from benefiting fully from a positive price change.

The Company May Require Significant Capital Expenditures

Substantial expenditures will be required to maintain, develop and to continue with exploration at the Company properties. In order to explore and develop these projects and properties, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, mining and infrastructure feasibility studies.

The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract recoverable metal from those reserves.

The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding depends upon a number of factors, including the state of the worldwide economy and the price of silver, zinc, lead and copper. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing for these or other purposes on terms that are favourable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Risks Associated with the Company’s Business Objectives

The Company’s strategy to create shareholder value through the acquisition, exploration, advancement and development of its mineral properties will be subject to substantive risk. While the Company may seek to acquire additional mineral properties that are consistent with its business objectives, there can be no assurance that the Company will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to the Company or at all. Any partnership or joint venture agreements with respect to mineral properties that the Company enters into will be subject to the typical risks associated with such agreements, including disagreement on how to develop, operate or finance a property and contractual and legal remedies of the Company’s partners in the event of such disagreement.

Current holders of Americas Silver will have reduced ownership and voting interests in Americas Silver after the Pershing Gold Acquisition than they currently have.

Based on the number of Americas Silver common shares issued and outstanding, current shareholders of the Company and current holders of Pershing Gold common stock would own approximately 63.5% and 36.5% of Americas Silver common shares, respectively, upon the completion of the Pershing Gold Acquisition, assuming no additional issuances of Americas Silver common shares or shares of Pershing Gold common stock between December 31, 2018 and the effective time of the transaction.

Any delay in completing the Transaction may reduce or eliminate the benefits expected to be achieved thereunder.

The completion of the Pershing Gold Acquisition remains subject to the outstanding CFIUS regulatory clearances, which may continue to prevent, delay, or otherwise materially adversely affect its completion. While the Company expects to ultimately obtain the CFIUS clearance, it is not predicable when and whether this will be obtained. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the Pershing Gold Acquisition for a significant period of time or prevent it from occurring altogether. Any delay in completing the Pershing Gold Acquisition could cause the Company not to realize some or all of the synergies and other benefits that are expected to be achieved if the Pershing Gold Acquisition is successfully completed within its currently expected time frame.

The integration of Americas Silver and Pershing Gold may not occur as planned.

The merger agreement for the Pershing Gold Acquisition was entered into with the expectation that its successful completion will result in increased precious metal production and an enhanced platform for growth for Americas Silver following completion of the transaction. These anticipated benefits will depend in part on whether Americas Silver’s and Pershing Gold’s operations can be integrated in an efficient and effective manner. The integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities and unanticipated costs. As a result of these factors, it is possible that the cost reductions and synergies expected from the Pershing Gold Acquisition will not be realized by Americas Silver. In addition, such synergies assume certain realized long-term metals prices and foreign exchange rates. If actual prices are below such assumed prices, the realization of potential synergies could be adversely affected.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Americas Silver may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects.

Americas Silver must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustaining capital requirements. If Americas Silver does not realize satisfactory prices for the commodities that it produces, it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect Americas Silver’s ability to access the capital markets in the future to meet any external financing requirements Americas Silver might have. If there are significant delays in terms of when any exploration, development and/or expansion projects are completed and producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on Americas Silver’s results of operation, cash flow from operations and financial condition. Americas Silver may need additional financing in connection with the implementation of its business and strategic plans from time to time after closing of the Transaction. The exploration and development of mineral properties, including Relief Canyon, and the ongoing operation of mines require a substantial amount of capital and may depend on Americas Silver’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The combined entity may accordingly need further capital depending on exploration, development, production and operational results and market conditions, including the prices at which Americas Silver sells its production, or in order to take advantage of further opportunities or acquisitions. Americas Silver’s financial condition, general market conditions, volatile metals markets, volatile interest rates, a claim against Americas Silver, a significant disruption to Americas Silver’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may affect the ability of Americas Silver, or third parties it seeks to do business with, to access those markets. There is no assurance that Americas Silver will be successful in obtaining required financing as and when needed on acceptable terms, if at all. If Americas Silver raises funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of the shareholders of Americas Silver and reduce the value of their investment. In addition, Americas Silver’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labor disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure Page | 85 events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at Americas Silver’s mining or processing operations could materially adversely affect Americas Silver’s business, results of operations, financial condition and liquidity.

Americas Silver’s future results will suffer if it does not effectively manage its expanded operations following the Pershing Gold Acquisition.

Following completion of the Pershing Gold Acquisition, the size of Americas Silver’s business will increase significantly. Its future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations, and associated increased costs and complexity. There can be no assurances that Americas Silver will be successful following the completion of the Pershing Gold Acquisition.

Competition in the Mining Industry

Competition in the mining sector is intense. Mines have limited lives and as a result, the Company may in the future seek to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities.  Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable.  Competition in the mining business for limited sources of capital could adversely affect the Company’s ability to acquire and develop suitable mines, developmental projects, producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

Concentrate Sales Risks

The Company currently sells its concentrates under offtake contracts with a limited number of counterparties. Based on past practice, and the quality of its concentrates, the Company expects to be able to renew these contracts or find alternative purchasers for its concentrates, however there can be no assurance that the existing contracts will be renewed or replaced on reasonable terms.

The Company frequently sells its concentrates on the basis of receiving a sales advance when the concentrates are delivered, with the advance based on market prices of metals at the time of the advance. Final settlement of the sale is then made later, based on prevailing metals prices at that time. In an environment of volatile metal prices, this can lead to negative cash adjustments, with amounts owing to the purchaser, and such amounts could potentially be substantial. In volatile metal markets, the Company may elect to fix the price of a concentrate sale at the time of initial delivery.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Certain Risks Related to the Ownership of the Company’s Common Shares

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, including mineral resource and mining companies and particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual severe fluctuations in price will not occur.

The Company’s Common Shares are currently listed on the TSX and the NYSE American. There can be no assurance that an active market for the Common Shares will be sustained.

Additionally, the exercise of stock options and warrants already issued by the Company and the issuance of additional equity securities or convertible debt securities in the future could result in dilution in the equity interests of holders of Common Shares.

Absolute Assurance on Financial Statements

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.

Conflicts of Interest

Certain of the Company’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. Situations may arise in connection with potential investments where the other interests of the Company’s directors conflict with its interests. As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company’s behalf, as they may pursue opportunities that would then be unavailable to the Company. In the event that the Company’s directors are subject to conflicts of interest, there may be a material adverse effect on its business.

Uninsured or Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Common Shares.

As of the date of this MD&A, the Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

Tax Considerations

Mexico

Corporate profits in Mexico are taxed only by the Federal Government. Previously, there were two federal taxes in Mexico that applied to the Company’s operations in Mexico: corporate income tax and a Flat Rate Business Tax (“IETU”). Mexican corporate income tax was calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions as applicable at a corporate income tax rate in Mexico of 30%. The IETU was a cash-based minimum tax that applies in addition to the corporate income tax. The tax was applicable to the taxpayer’s net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009, 17.5% during 2010, 2011 and 2013.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

In late 2013, a new income Tax Law was enacted in Mexico (“Mexican Tax Reform”) which became effective January 1, 2014. Key provisions of the Mexican Tax Reform that may affect the Company consist of:

•
New 7.5% mining royalty. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues (except interest and inflationary adjustments), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses for the year;

•	New environmental duty of 0.5% of gross income arising from the sale of gold and silver;
•	Corporate income tax rate to remain at 30%, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015;
•	Elimination of the IETU;
•	Elimination of the option for depreciation of capital assets on an accelerated basis;
•
Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight-line basis over 10 years; and

•
Reduction of deductibility for various employee fringe benefits; and imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico-Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

The Company has reviewed the 2014 Tax Reform and is challenging the constitutionality of the 7.5% mining royalty, the 0.5% environmental duty, and other aspects of the Reform. The Company currently believes it is in compliance with the new legislation and there is no guarantee it will be successful in its challenges against the Mexican Government.

United States

On December 22, 2017, U.S. tax legislation commonly known as the Tax Cuts and Jobs Act (TCJA) was signed into law, significantly reforming the U.S. Internal Revenue Code. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest, allows for the expensing of capital expenditures, puts into effect the migration from a “worldwide” system of taxation to a territorial system and modifies or repeals many business deductions and credits. The Company continues to examine the impact the TCJA may have on its business. The Company has evaluated the effect of the TCJA on its projection of minimal cash taxes or to its net operating losses. The estimated impact of the TCJA is based on the Company’s current knowledge and assumptions and recognized impacts could be materially different from current estimates based on the actual results and its further analysis of the new law. The impact of the TCJA on holders of common shares is uncertain and could be adverse. The Company encourages its shareholders to consult with their own legal and tax advisors with respect to such legislation and the potential tax consequences of investing in common shares.

While the TCJA legislation reduces the federal corporate income tax rate from 35% to 21%, it also introduces “base erosion” rules that may effectively limit the tax deductibility of certain payments made by U.S. entities to non-U.S. affiliates and include additional limitations on deductions attributable to interest expense. The impact of the tax reform may differ due to changes in interpretations and assumptions made along with guidance which may subsequently be issued. At this time, it is not possible to predict the full effect of this legislation on the Company’s business and operations.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

The Company believes that, pursuant to Section 7874 of the United States Internal Revenue Code of 1986, even though U.S. Silver Corporation (“U.S. Silver”) is organized as an Ontario corporation, U.S. Silver will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.  As a result, U.S. Silver will be subject to U.S. federal income tax in the same manner as a corporation organized in the U.S.  The Company believes that U.S. Silver likely is a United States real property holding corporation, or "USRPHC", as defined for United States federal income tax purposes.  If U.S. Silver were classified as a USRPHC, any gain recognized by the Company from the sale or other disposition, including a redemption, of U.S. Silver common shares would be subject to U.S. federal income taxation and the Company would be required to file a United States federal income tax return.  In such circumstances, the purchaser of such common shares would be required to withhold from the purchase price paid to the Company an amount equal to 15% of the purchase price and remit such amount to the U.S. Internal Revenue Service.  In addition, since, as noted above, U.S. Silver is classified as a U.S. domestic corporation, the gross amount of dividends paid by U.S. Silver to the Company will be subject to U.S. withholding tax at the current rate of 5% under the Canada-United States Convention with Respect to Taxes on Income and on Capital.  The Company will only be eligible for foreign tax credits under the Canadian Income Tax Act to the extent it has qualifying income from a source in the U.S. in the year any U.S. tax or withholding tax is paid by or on behalf of the Company in respect of a gain on the sale or other disposition of the U.S. Silver common shares or a dividend paid on such shares.  Any gain recognized by the Company from the sale or other disposition, including a redemption, of the common shares of U.S. Silver and dividends received on such shares by the Company will likely not be treated as income sourced in the United States for Canadian income tax purposes.

The Company’s Information Technology Systems May Be Vulnerable to Disruption Which Could Place its Systems at Risk from Data Loss, Operational Failure, or Compromise of Confidential Information

The Company rely on various information technology systems, and on third party developers and contractors, in connection with operations, including production, equipment operation and financial support systems. While the Company regularly obtains and develops solutions to monitor the security of its systems, it remains vulnerable to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access to or sabotage systems are under continuous and rapid evolution, which may deter efforts to detect disruption of data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure, and could have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities, other payables, derivative assets and liabilities, and other financial instruments may be held from time to time. These financial instruments are exposed to numerous risks, including, among others, liquidity risk, currency risk, interest rate risk, counterparty risk and credit risk. Many of these risks are outside the Company’s control. There is no assurance that the Company will realize the carrying value of any of its financial instruments.

Accessibility and Reliability of Existing Local Infrastructure

The Company’s mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important considerations, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Risks and Uncertainties Related to the Repatriation of Funds from Foreign Subsidiaries

The Company expects to generate cash flow and profits at its foreign subsidiaries, and may need to repatriate funds from those subsidiaries to fulfill its business plans, in particular in relation to ongoing expenditures at its exploration and development assets. The Company may not be able to repatriate funds, or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent level, which costs could be substantial.

Significant Accounting Policies and Estimates

Accounting standards issued but not yet applied

Management is evaluating the impact the adoption of the following new and revised standards and amendments will have on the consolidated financial statements of the Company.

(i)            Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company is finalizing its assessment and quantifying the impact of this standard and expect increases to assets, liabilities, depreciation and amortization, with decreases to cost of sales on adoption. The modified retrospective approach will be used resulting in no restatement of prior year comparatives.

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)            Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

(ii)            Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion and amortization. No assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(iii)            Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management’s best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iv)            Share-based payments

The amount  expensed  for share-based  compensation  is based on the application  of a recognized option  valuation  formula,  which  is  highly  dependent  on, amongst other things,  the  expected  volatility  of  the  Company’s registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v)            Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

At December 31, 2018, the Company had non-hedge foreign exchange forward contracts to buy approximately 120.0 million MXP at average exchange rate of 20.46 MXP/USD to be settled within the first half of 2019 valued at approximately $5.9 million. The average forward exchange rate on settlement as at December 31, 2018 was approximately 19.96 MXP/USD with the currencies having a fair value of approximately $6.0 million. Accordingly, the Company recorded an unrealized gain of $0.1 million through profit or loss during the year ended December 31, 2018. The Company settled non-hedge foreign exchange forward contracts to buy approximately 122.5 million MXP and recorded realized gains of $0.2 million through profit or loss during the year ended December 31, 2018.

The Company settled non-hedge commodity forward contracts to sell approximately 2.8 million pounds of zinc and 2.6 million pounds of lead and recorded realized gains of $0.2 million and $0.3 million, respectively, through profit or loss during the year ended December 31, 2018.

Capital Structure

The Company is authorized to issue an unlimited number of common shares, where each common share provides the holder with one vote. As at December 31, 2018, there were 43,402,434 common shares issued and outstanding.

As at March 4, 2019, there were 45,391,989 common shares of the Company issued and outstanding and 3,159,993 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 3,321,490.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at December 31, 2018, the Company’s CEO and CFO have certified that the DC&P are effective and that during the year ended December 31, 2018, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, and exploration spending.

Reconciliation of Consolidated Cash Cost per Ounce

	2018	2017
Cost of sales ('000)	$52,115	$40,038
Non-cash costs ('000)[1]	(730)	1,306
Direct mining costs ('000)	$51,385	$41,344
Smelting, refining and royalty expenses ('000)	13,856	9,249
Less by-product credits ('000)	(66,130)	(33,952)
Total cash costs ('000)	$(889)	$16,641
Divided by silver produced (oz)[2]	1,417,537	1,760,136
Silver cash costs ($/oz)	$(0.63)	$9.45

Reconciliation of Cosalá Operations Cash Cost per Ounce

	2018	2017
Cost of sales ('000)	$23,283	$10,195
Non-cash costs ('000)[1]	(381)	1,762
Direct mining costs ('000)	$22,902	$11,957
Smelting, refining and royalty expenses ('000)	9,450	2,431
Less by-product credits ('000)	(49,361)	(14,466)
Total cash costs ('000)	$(17,009)	$(78)
Divided by silver produced (oz)[2]	448,150	624,925
Silver cash costs ($/oz)	$(37.95)	$(0.13)

Reconciliation of Galena Complex Cash Cost per Ounce

	2018	2017
Cost of sales ('000)	$28,832	$29,843
Non-cash costs ('000)[1]	(349)	(456)
Direct mining costs ('000)	$28,483	$29,387
Smelting, refining and royalty expenses ('000)	4,406	6,818
Less by-product credits ('000)	(16,769)	(19,486)
Total cash costs ('000)	$16,120	$16,719
Divided by silver produced (oz)	969,387	1,135,211
Silver cash costs ($/oz)	$16.63	$14.73

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2018

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

	2018	2017
Total cash costs ('000)	$(889)	$16,641
Capital expenditures ('000)	14,560	6,565
Exploration costs ('000)	219	192
Total all-in sustaining costs ('000)	$13,890	$23,398
Divided by silver produced (oz)[2]	1,417,537	1,760,136
Silver all-in sustaining costs ($/oz)	$9.80	$13.29

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce

	2018	2017
Total cash costs ('000)	$(17,009)	$(78)
Capital expenditures ('000)	8,174	436
Exploration costs ('000)	24	-
Total all-in sustaining costs ('000)	$(8,811)	$358
Divided by silver produced (oz)[2]	448,150	624,925
Silver all-in sustaining costs ($/oz)	$(19.66)	$0.57

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce

	2018	2017
Total cash costs ('000)	$16,120	$16,719
Capital expenditures ('000)	6,386	6,129
Exploration costs ('000)	195	192
Total all-in sustaining costs ('000)	$22,701	$23,040
Divided by silver produced (oz)	969,387	1,135,211
Silver all-in sustaining costs ($/oz)	$23.42	$20.30

[1]	Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.
[2]
Calculation excludes pre-production of 50,490 silver ounces and 435,323 silver equivalent ounces mined from San Rafael during its commissioning period. It also excludes pre-production of 245,391 silver ounces and 360,530 silver equivalent ounces mined in 2017 from El Cajón during its commissioning period. Pre-production revenue and cost of sales from San Rafael and El Cajón are capitalized as an offset to development costs.